Exhibit 1

HOLIDAY FINANCE COMPANY, LLC

May 7, 2003

RBF International, Inc.

26 Tingley Lane

Edison, NJ  08820

Attn:  Mr. Kenneth D’Angelo

Re:                               Holiday RV Superstores Inc. (the “Company”)

Dear Mr. D’Angelo:

We understand that you are the holder of 406,250 shares of the common stock of the Company.  We have been informed by Marcus Lemonis, a consultant to us, that you have approached Mr. Lemonis indicating your desire to you sell your shares of stock in the Company.  Neither we nor Mr. Lemonis has solicited such sale of shares.

As you know, we and affiliates of ours are principal shareholders of the Company.   The Stephen Adams Living Trust, an affiliate of ours, holds 4,863,700 shares of the common stock of the Company.  As reflected in Amendment No. 5 to the Schedule 13-D filed by us and certain of our affiliates on March 5, 2003, we and affiliates of ours hold convertible securities of the Company which, if converted, would substantially increase our ownership interest in the Company.  We refer you to such amendment and to other public filings pertaining to the Company in respect of our interests in the Company and possible plans or proposals with respect thereto.

As set forth in the above-referenced Amendment No. 5, upon issuance by the Company of the shares which are issuable to us as a result of our election to convert a portion of certain indebtedness of the Company held by us, we and affiliates of ours would hold in excess of 90% of the issued and outstanding shares of the Company which would, inter alia, give us the right to effect a “short form” merger without seeking approval of the board of directors or the stockholders of the Company.  Although we have made no definitive decision in that regard, we have considered effecting such merger upon issuance of the shares issuable as a result of the aforementioned conversion.

If we elect to effect a “short form” merger, unaffiliated shareholders would have the statutory right to dissent from the merger and demand payment of the “fair value” of their shares as determined in a judicial appraisal proceeding in accordance with the Delaware General Corporation Law.  Such value may be determined to be more or less than the consideration offered in the merger.

We understand that you have indicated a desire to sell all of your 406,250 shares for a purchase price of $.05 per share for an aggregate of $20,312.50.  By selling your shares of stock in the Company to us for $.05 per share, you understand that you would forego (i) the right to receive the consideration paid in such merger transaction (if we proceeded with such transaction), which consideration may be more or less than the consideration paid to you and (ii) the opportunity to dissent from the merger and demand payment of the “fair value” of such shares as determined in the aforementioned judicial proceeding.  In addition, if we were to proceed with a merger transaction, we would be required to deliver to you information pursuant to a transaction statement under Section 13E-3 of the Securities Exchange Act of 1934, which information might influence your decision regarding the sale of the shares.  Accordingly, by selling your shares to us at this point you proceed without the benefit of such information.

You have indicated to Mr. Lemonis that you are a sophisticated investor and that you have such knowledge and information regarding the Company and its affairs as you desire.  You have indicated that you have reviewed the proposed sale of the securities to us with your legal and financial advisers.  You have confirmed that you have obtained such information as you desire regarding the Company and us, including its and our financial condition and prospects.  You confirm to us that you have received no consideration or inducements from us or from Mr. Lemonis, directly or indirectly, as part of, or in connection with, the proposed purchase of your shares (other than the $20,312.50 cash consideration contemplated herein.)

If the foregoing properly sets forth your understanding, we would appreciate your so confirming by executing a counterpart of this letter in the space provided below.  Upon receipt of such confirmation, we would be willing to proceed to purchase your 406,250 shares of common stock of the Company on the basis and subject to the understanding set forth above.  To that end, you should forward to us the original of the stock certificate for your shares together with a stock power separate from the certificate duly endorsed for transfer to us, whereupon we will wire transfer funds to you in the amount of $20,312.50.

HOLIDAY FINANCE COMPANY, LLC

By:	/s/ Paul E. Schedler
Chief Financial Officer

Agreed to and accepted as set forth above.  Funds to

be wired to New Millennium Bank, New Brunswick, NJ

NMB#01020003255 a/c of Kenneth D’Angelo

RBF INTERNATIONAL, INC.

/s/ Kenneth D’Angelo
By: Kenneth D’Angelo